SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 4)


                         FOG CUTTER CAPITAL GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   971892104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              ANDREW A. WIEDERHORN
                        C/O FOG CUTTER CAPITAL GROUP INC.
                              1410 SW JEFFERSON ST.
                             PORTLAND, OREGON 97201
                                 (503) 721-6500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                OCTOBER 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 971892104                    13D                   Page 2 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              ANDREW A. WIEDERHORN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0 (See Response to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                3,162,795 (See Response to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     365,000 (See Response to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,753,035 (See Response to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,162,795
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                29.22% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 3 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               TIFFANY WIEDERHORN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     629,255 (See Response to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                2,533,540 (See Response to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     629,255 (See Response to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,488,780 (See Response to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,162,795
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                29.22%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 4 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     100,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     100,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                100,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.95% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 5 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WM STARLIGHT INVESTMENTS, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     13,826

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                13,826
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.13% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 amends and supplements the Schedule 13D originally filed on April 1, 1999, (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 17, 1999 ("Amendment No. 1"), Amendment No.2 to the Schedule 13D filed on December 20, 1999 ("Amendment No.2"), and by Amendment No. 3 to the Schedule 13D filed on October 17, 2001 ("Amendment No. 3") by the undersigned relating to the shares of common stock, $0.0001 par value per share, (the "Common Stock") of Fog Cutter Capital Group Inc., a Maryland corporation (the "Issuer"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported below is as follows:

              NAME                    AMOUNT          SOURCE OF FUNDS
------------------------------    ----------------    ---------------
Andrew Wiederhorn                  $100,995.40(1)     Personal funds
Tiffany Wiederhorn                  $35,280.00        Personal funds
TTMM, L.P.                             N/A                 N/A
WM Starlight Investments, LLC          N/A                 N/A
------------------------

1 As previously disclosed in Amendment No. 3, pursuant to the Put/Call Option and Voting Agreements entered into on October 16, 2001 and described in
     Item 4 below, Andrew Wiederhorn purchased call options from the following shareholders at $0.10 per share, for a total cost of $100,995.40:

          SHAREHOLDER                         SHARES
--------------------------------            ---------
Leon & Toby Cooperman Foundation              85,000
Watchhung Road Associates, L.P.              275,000
Cobalt Capital Management Inc.               290,000
Boston Provident Partners, L.P.              324,054
BP Institutional Partners, L.P.               21,300
Orin Kramer                                   14,600


ITEM 4. PURPOSE OF THE TRANSACTION.

     The purpose of this Amendment No. 4 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous Schedule 13D and the amendments thereto. Item 4 is hereby amended to report the following information:

     On October 22, 2001, Mr. Wiederhorn notified the Issuer that he was nominating himself, Mr. Mendelsohn and three other individuals for election to the board of directors of the Issuer (the "Board of Directors") at the next annual meeting of the Issuer at which directors are elected.


                               Page 6 of 12 Pages

     On October 28, 2001, Pat Terrell, one of the members of the Board of Directors, resigned. Also on October 28, 2001, following Mr. Terrell's resignation, the members of the Issuer's Board of Directors unanimously approved and adopted a series of resolutions to: (1) fill the two vacancies on the board resulting from resignations, (2) increase the size of the Board of Directors from five members to seven members, (3) fill one of the vacancies resulting from the increase in the size of the Board of Directors, and (4) nominate and submit to the Issuer's stockholders for election at the next annual meeting of the Issuer's stockholders the then-current directors of the Issuer (the "Current Directors"), namely:

               Andrew A. Wiederhorn
               Lawrence A. Mendelsohn
               Jordan Schnitzer
               Don H. Coleman
               David Dale-Johnson
               K. Kenneth Kotler

     As a result of such changes to the Board of Directors, and subject to nomination and submission of the Current Directors to the stockholders, Mr. Wiederhorn withdrew his prior notice to nominate his slate of directors, all of whom are among the Current Directors.

     Pursuant to the Non-Statutory Stock Option Agreement dated September 30, 1999, the Issuer granted to Mr. Wiederhorn options to purchase 630,000 shares of Common Stock of the Issuer in consideration of Mr. Wiederhorn's services to the Issuer. As of September 30, 2001, 315,000 of these options were vested.

     Also, on October 17, 2001 Mrs. Wiederhorn purchased 10,080 shares of Common Stock of the Issuer from another shareholder for $3.50 per share. Mrs. Wiederhorn paid for such shares her personal funds.

     As previously disclosed in Amendment No. 3, on October 16, 2001, Andrew A Wiederhorn entered into a series of separate but substantially identical Put/Call Option and Voting Agreements (the "Put/Call Option Agreements") with each of Boston Provident Partners, L.P., B.P. Institutional Partners, L.P., Orin Kramer, the Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. (each a "Stockholder" and collectively, the "Stockholders") and Andrew A. Wiederhorn. Pursuant to each of the Put/Call Option Agreements each Stockholder granted to Mr. Wiederhorn a Call Option (as defined in the Put/Call Option Agreements) to purchase all of the shares of Common Stock of each Stockholder, numbering 1,009,944 in the aggregate (the "Subject Shares") at the Call Option Price Per Share (as defined in the Put/Call Option Agreements). In addition, the Stockholders granted to Mr. Wiederhorn, in his absolute, sole and binding discretion, the ability to vote or direct the vote of all of the Subject Shares. In consideration for granting the Call Option to Mr. Wiederhorn, Mr. Wiederhorn paid to each Stockholder ten cents ($0.10) per share for each of such Subject Shares. Pursuant to the same Put/Call Option Agreements, Mr. Wiederhorn also granted each of the Stockholders a Put Option (as defined in the Put/Call Option Agreements) whereby, in the event of a preferential repurchase of Common Stock by the Issuer,


                               Page 7 of 12 Pages
each Stockholder may require Mr. Wiederhorn to purchase up to a specified number of each Stockholder's Subject Shares at a predetermined price.

     Also as previously disclosed in Amendment No. 3, on October 16, 2001, Andrew Wiederhorn also entered into a Stock Option and Voting Agreement (the "Mendelsohn Agreement") by and among Mr. Wiederhorn and Lawrence A. Mendelsohn ("Mr. Mendelsohn"), Joyce Mendelsohn, MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC (the "Mendelsohn Agreement Stockholders") and Lawrence
A. Mendelsohn, as Agent for the Mendelsohn Agreement Stockholders. The Mendelsohn Agreement grants Mr. Wiederhorn the right to vote or direct the vote of all of the shares held by each such Mendelsohn Agreement Stockholders numbering 1,044,760 in the aggregate. The Mendelsohn Agreement requires that Mr. Wiederhorn vote, for a specified duration extending at least until the annual meeting of the Issuer that occurs on or before April 30, 2003, all of the shares for which Mr. Wiederhorn has voting power, in favor of nominating and appointing Mr. Mendelsohn to the Board of Directors. Mr. Mendelsohn is currently President of Issuer and a member of the Board of Directors. In exchange for the voting rights over the Common Stock held by the Mendelsohn Agreement Stockholders, Mr. Wiederhorn granted each Mendelsohn Agreement Stockholder a Put Option (as defined in the Mendelsohn Agreement) whereupon each Mendelsohn Agreement Stockholder may require Mr. Wiederhorn to purchase such Mendelsohn Agreement Stockholder's shares in a specified time period at a price determined from the book value of the Issuer at the month end prior to the time of exercise of the Put Option.

     Other than as described above, none of the Reporting Persons has any present plans or proposals which would related to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

     Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.


                               Page 8 of 12 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Set forth below is certain information concerning all transactions in the Common Stock in which Reporting Persons engaged during the past 60 days.

                                                  NUMBER OF SHARES    PRICE
       NAME                  TRANSACTION DATE        PURCHASED       PER SHARE
--------------------         ----------------    ----------------   ---------
Tiffany Wiederhorn           October 17, 2001         10,0802          $3.50


     The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

                                NUMBER OF SHARES     PERCENTAGE OF COMMON STOCK
                                BENEFICIALLY OWNED          OUTSTANDING
-----------------------------   ------------------   --------------------------
Andrew Wiederhorn                   3,162,7953                 29.22%
Tiffany Wiederhorn                  3,162,7954                 29.22%
TTMM, L.P.                            100,000                   0.95%
WM Starlight Investments, LLC          13,826                   0.13%

----------------
2 Mrs. Wiederhorn purchased these shares of Common Stock directly from another shareholder.

3 Includes 743,081 shares of Common Stock owned by the other Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Andrew Wiederhorn disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons. Also includes 315,000 shares of Common Stock issuable upon the exercise of outstanding options. Also includes 1,009,954 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power and the option to purchase pursuant to the Put/Call Option Agreements, and 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Mendelsohn Agreement. Andrew Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Excludes 525,000 shares of Common Stock held in the Fog Cutter Long Term Vesting Trust (the "Trust") established for the benefit of certain employees of the Issuer. Although Mr. Wiederhorn and Mr. Mendelsohn act as Trustees for the Trust, they do not have any beneficial ownership or voting rights with respect to the 525,000 shares of Common Stock in the Trust. Of the 3,162,795 shares, Andrew Wiederhorn (i) shared power to vote or to direct the vote of 3,162,795 shares, but did not have any sole power to vote or direct the vote of any of the shares, (ii) had sole power to dispose or to direct the disposition of 365,000 of these shares, and (iii) shared power to dispose or to direct the disposition of 1,753,035 shares.

4 Includes 478,826 shares of Common Stock owned by other Reporting Persons, 315,000 shares of which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes 1,009,954 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power and the option to purchase pursuant to the Put/Call Option Agreements, and 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Mendelsohn Agreement. Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Of these shares, Tiffany Wiederhorn (i) had sole power to vote or to direct the vote of 629,255 shares, (ii) shared power to vote or to direct the vote of 2,533,540 shares, (iii) had sole power to dispose or to direct the disposition of 629,255 of these shares, and (iv) shared power to dispose or to direct the disposition of 1,488,780 shares.


                               Page 9 of 12 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

     The description of the Put/Call Option Agreements and the Mendelsohn Agreement are included in Item 4 above and are incorporated herein by reference.

     Other than the agreements described in Item 4, there are no recent contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


1.   Non-Statutory Stock Option Agreement dated September 30, 1999.


                              Page 10 of 12 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

October 30, 2001                          /S/ ANDREW WIEDERHORN
                                          ------------------------------------
                                          Andrew Wiederhorn


October 30, 2001                          /S/ TIFFANY WIEDERHORN
                                          ------------------------------------
                                          Tiffany Wiederhorn


October 30, 2001                          TTMM, L.P.

                                          By: IVY CAPITAL PARTNERS,
                                               L.P., its general partner

                                          By: WIEDERHORN FAMILY LIMITED
                                              PARTNERSHIP, its general partner

                                          By: /S/ TIFFANY WIEDERHORN
                                              --------------------------------
                                              Tiffany Wiederhorn, its general
                                              partner


October 30, 2001                          WM STARLIGHT INVESTMENTS, LLC

                                          By: /S/ TIFFANY WIEDERHORN
                                              --------------------------------
                                               Tiffany Wiederhorn, its
                                               Managing member


                              Page 11 of 12 Pages

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, OR 97201


                              Page 12 of 12 Pages

                                   EXHIBIT 1


                       WILSHIRE REAL ETATE INVESTMENT INC.
                      NON-STATUTORY STOCK OPTION AGREEMENT



I.   NOTICE OF GRANT

        Name:                  Andrew A. Wiederhorn

        Address                c/o  Wilshire Real Estate Investment, Inc.
                               1310 SW 17th Street
                               Portland, OR 97201

     Subject to the terms and conditions of the 1998 Stock Option Plan (the "Plan") of Wilshire Real Estate Investment, Inc. (the "Company") and this Agreement, the Company has granted you (the "Options") an option to purchase shares of the Company's Common Stock as follows:


        Grant Date                    September 30, 1999

        Total Number of Shares        630,000
           Subject to this Option

        Exercise Price per Share      $4.53

        Total Exercise Price          $2,853,900.00

        Type of Option                Non-Statutory (NSO)

        Expiration Date (if not       September 30, 2009
           terminated earlier)

II.  AGREEMENT

     1. GRANT OF OPTION. The Company has granted Optionee a stock option (the "Option") to purchase all or any portion of the number of shares of the Company's Common Stock set forth in the Notice of Grant on the first page of this Agreement (the "Option Shares"). The Option is subject to the terms and conditions set forth in this Agreement and in the Plan. The terms and conditions of the Plan are incorporated into this Agreement by reference. Optionee is receiving a copy of the Plan with this Agreement.

     2. EXERCISABILITY. This Option is not exercisable to any extent when granted. One-fourth (1/4) of the option shall vest and become exercisable on each anniversary of the Grant date.

     3. MANNER OF EXERCISE. In order to exercise the Option or any portion of the Option, Optionee must deliver a written notice of exercise to the Company accompanied by payment of the exercise price in cash or by check or by delivery of Company Common Stock owned by the Optionee for a period of at least six (6) months. No other means of exercise are permitted.

     4. EARLY TERMINATION OF OPTION. The presumptive expiration date of the Option is set forth in the Notice of Grant. However, this Section 4 explains circumstances under which the Option could expire earlier than that expiration date. If, for any reason other than the death or permanent and total disability or removal for cause, Optionee ceases to be a director of the Company, the Option shall terminate one year thereafter or on the expiration date of the option, whichever is earlier. If, due to death or permanent or total disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code, Optionee ceases to be a director of the Company, the Optionee shall terminate two years after the date of such death or disability or on the expiration date of the Option, whichever is earlier. If the Optionee ceases to be a director of the Company for Cause (as defined in the Plan), the Option shall terminate immediately and become null and void. Nothing in this Section 4 shall have the effect of accelerating the exercisability of the Option.

     5. ADJUSTMENTS. The Company shall adjust the number and kind of shares subject to the Option and exercise price of the Option under the circumstances specified in, and in accordance with, the Plan.

     6. NONASSIGNABILITY OF OPTION. The Option is not assignable or transferable by the Optionee except to the limited extent permitted by Section 10.1 of the Plan.

     7. RESTRICTIONS ON ISSUANCE OF OPTION SHARES.

     7.1 LEGALITY OF ISSUANCE. The Company shall not be obligated to sell any shares under the Option if, in the opinion of the Company or its counsel, the sale might constitute a violation by the Company of any law (including, without limitation, the Securities Act of 1933, as amended (the "Act") or any requirement of any applicable securities exchange or securities association.

     7.2 REGISTRATION OR QUALIFICATION OF SECURITIES. The Company may, but shall not be required to, register or qualify the grant of the Option or the sale of the Option Shares under the Act, any other law or any requirement of any applicable securities exchange or securities association.

     7.3 RESTRICTIONS ON TRANSFER. The Company may impose restrictions upon the sale, pledge or other transfer of Option Shares if, in the judgment of the Company or its counsel, such restrictions are necessary or desirable to comply with the provisions of the Act or any other law or any requirement of any applicable securities exchange or securities association. Stock certificates evidencing Option Shares will bear any restrictive legends by which the Company or its counsel deems necessary or advisable in order to comply with any such laws or requirement.

     7.4 REPRESENTATIONS AND WARRANTIES. If the Company or its counsel consider it necessary or advisable, the issuance of Option Shares may be conditioned upon Optionee's making certain representations and warranties to the Company.

     8. MISCELLANEOUS.

     8.1 ASSIGNMENT AND BINDING EFFECT. Subject to Section 6 of this Agreement, this Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, legal representatives and successors of Optionee.

     8.2 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland (regardless of the law that might otherwise govern under the applicable principles of conflict of laws).

     8.3 NOTICES. All notices and other communications under this Agreement shall be in writing. Unless and until Optionee is notified in writing to the contrary, all notices, communications and documents directed to the Company and related to this Agreement or the Option shall be delivered or mailed, first class postage prepaid, to the following address:

                      Wilshire Real Estate Investment, Inc.
                      1310 S.W. 17th Street
                      Portland, OR  97201
                      Attention:  Chris Tassos

Unless and until the Company is notified in writing to the contrary, all notices, communications and documents intended for Optionee and related to this Agreement or the Option shall be delivered or mailed, first class postage prepaid, to Optionee's last known address as shown on the Company's books. All mailings and deliveries related to this Agreement or the Option shall be deemed delivered upon delivery (if personally delivered) or three days after deposit in the U.S. mails (if mailed first class postage prepaid), in each such case directed or addressed in accordance with Section 8.3.

     8.4 TAX MATTERS. This Option is intended to be a nonstatutory stock option for income tax purposes. Among other consequences, that means that Optionee can expect to recognize income for income tax purposes when Optionee EXERCISES the Option and then be subject to withholding obligations payable in cash.

     8.5 COUNTERPARTS. This Agreement may be signed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have signed this Agreement as of the date the Option was granted.

                                WILSHIRE REAL ESTATE INVESTMENT INC.



                                By:
                                     --------------------------------
                                Its:
                                     --------------------------------


                                OPTIONEE



                                -------------------------------------
                                Andrew A. Wiederhorn